UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

Commission File Number 0-30783

NOTIFICATION OF LATE FILING

(Check One): / / Form 10-K and form 10-KSB / / Form 20-F / / Form 11-K /X/ 10-Q and Form 10-QSB / / Form N-SAR

For Period Ended: July 31, 2001

/ / Transition Report on Form 10-K / / Transition Report on Form 10-Q

/ / Transition Report on Form 20-F / / Transition Report on Form N-SAR

/ / Transition Report on Form 11-K

For the Transition Period Ended:

READ INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Full name of registrant ACT INTERNATIONAL, INC.

Former name if applicable: N/A

Address of Principal Executive Office (Street and Number) 4035 South 300 West, #6,

City, State and Zip Code: Salt Lake City, Utah 84107

PART II

RULE 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (attach extra sheets if needed.)

The Company is unable to complete and obtain the required financials and other information without unreasonable effort and expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David Taylor (801) 281-3073

(Name) (Area Code) Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period of the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). / X / Yes / / No

(3) Is it anticipated that any such significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes / X / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ACT INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 2001 By: /s/ David Taylor

Name: David Taylor

Title: Acting President, and Director